September 6, 2019

Stavros Triant
Chief Executive Officer
Golden Developing Solutions, Inc.
4100 E Mississippi Ave, Suite 315
Denver, CO 80246

       Re: Golden Developing Solutions, Inc.
           Amendment No. 2 to Form 10-12G
           Filed August 14, 2019
           File No. 000-56051

Dear Mr. Triant:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G/A Filed August 14, 2019

Notes to Consolidated Financial Statements (Annual)
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1. We reviewed your response to prior comment three. Please tell us and revise your revenue recognition policy to clarify the point in time in which you satisfy your performance obligations and how you recognize subscription revenues. In this regard, as noted in your disclosures, the large majority of the Company's performance obligations are recognized over a time period equal to the length of the subscription period, which is generally 30 days, beginning on the date that the service is made available to the customer. Your revised revenue recognition policy should also describe the payment terms and conditions associated with your subscription arrangements. For instance, explain whether your customers typically pay an upfront annual subscription fee
 Stavros Triant
FirstName LastNameStavros Triant
Golden Developing Solutions, Inc.
Comapany 6, 2019
September NameGolden Developing Solutions, Inc.
Page 2
September 6, 2019 Page 2
FirstName LastName
         or pay as they go on a monthly basis, and whether or not any of the fees are non-
         refundable. In addition, to the extent that any of the deferred revenue balances at each period end relates to website services, please provide examples of remaining performance obligations and how deferred revenue for that portion is calculated and recognized.
Note 3. Acquisition of Layer Six Media, Inc., page F-12

2. Please provide audited financial statements for Layer Six Media, Inc. for the appropriate periods based on significance in accordance with Rule 3-05 of Regulation S-X. In this regard, please show us via calculation how you determined significance for the number of audited years presented.
Note 1. Description of Business and Significant Accounting Policies
Revenue Recognition, page F-22

3. We note customers are able to pre-order some products at www.wheresweed.com and full payment is due upon delivery or customer pick-up. Please clarify in your disclosures if the products on this online site are related to the Infusionz acquisition and whether this is the only method of product sales. Additionally, please include whether Cost of Revenues on page F-23 includes any costs associated with product sales, such as warehouse and distribution costs and how and when finished goods inventory is reflected in Cost of
         Revenues.
Notes to Consolidated Financial Statements (Interim)
NOTE 2 - GOING CONCERN AND LIQUIDITY
Infusionz Acquisition, page F-26

4. Please supplementally demonstrate whether the acquisition of Infusionz was significant pursuant to Rule 3-05 of Regulation S-X. Please be detailed in your calculations. We may have further comment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ta Tanisha Meadows, Staff Accountant at 202-551-3322 or
Jim
Allegretto, Senior Assistant Chief Accountant at 202-551-3849 if you have questions regarding comments on the financial statements and related matters.
 Stavros Triant
Golden Developing Solutions, Inc.
September 6, 2019
Page 3

       Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Jacqueline Kaufman,
Staff Attorney at 202-551-3797 with any other questions.



FirstName LastNameStavros Triant                         Sincerely,
Comapany NameGolden Developing Solutions, Inc.
                                                         Division of
Corporation Finance
September 6, 2019 Page 3                                 Office of Consumer
Products
FirstName LastName